Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th  Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

26 May 2010

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, Edgar and the Company’s Web site, and disseminated to shareholders on 26 May 2010.

4. SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced today that it has consolidated its common shares.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, May 26, 2010 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that the Company has effected a share consolidation in accordance with the authority granted by shareholders at the Company’s annual general and special meeting on May 4, 2010 to permit it to implement a consolidation of the Company’s outstanding common shares on a ten (old) for one (new) basis.  The common shares are expected to begin trading on the Toronto Stock Exchange and the OTC Bulletin Board in the United States on a consolidated adjusted basis on May 28, 2010.

As a result of the consolidation, each shareholder of the Company will hold one post-consolidation share for every ten pre-consolidation shares, with the result that the Company will have outstanding approximately 25,467,200 common shares.  The share consolidation affects all of the Company’s outstanding common shares, stock options and warrants.  Fractional shares will not be issued.  In the event that a shareholder would otherwise be entitled to receive a fractional share upon the share consolidation, such fraction will be rounded down to the nearest whole number.  The post-consolidation common shares will be represented by a new CUSIP, but there will be no changes in the stock symbols of the Company.

Letters of transmittal with respect to the consolidation will be mailed to all of the Company’s registered shareholders today.  All registered shareholders will be required to send the certificates representing their pre-consolidated common shares, along with a properly executed letter of transmittal, to the Company’s registrar and transfer agent, Computershare Investor Services Inc., all in accordance with the instructions provided in the letter of transmittal.  Additional copies of the letter of transmittal can be obtained through Computershare at 1-800-564-6253.  All shareholders who submit a completed letter of transmittal along with their respective pre-consolidated share certificates to Computershare will receive certificates representing their post-consolidated shares.

This news release is not an offer to sell or the solicitation of an offer to buy any securities of the Company in the United States or in any other jurisdiction where an offer is unlawful.

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Livleen Kaler, Chief Financial Officer
1781 – 75th  Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 26th day of May, 2010.